26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

February 25, 2016

VIA EDGAR Mr. Perry J. Hindin Special Counsel Office of Mergers & Acquisitions Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549

Re:	Country Style Cooking Restaurant Chain Co., Ltd.

Schedule 13E-3 filed January 15, 2016

Filed by Hong Li, Xinqiang Zhang, et al.

File No. 5-85864

Dear Mr. Hindin:

On behalf of Country Style Cooking Restaurant Chain Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company,” or the “Issuer”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of February 4, 2016 with respect to the Schedule 13E-3, File No. 5-85864 (the “Schedule 13E-3”) filed on January 15, 2016 by the Company and the other filing persons named therein.

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email.

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Country Style Cooking Restaurant Chain Holding Limited, Country Style Cooking Restaurant Chain Merger Company Limited, Hong Li, Xingqiang Zhang, Zhiyun Peng, Zhiyong Hong, Jinjing Hong, Liping Deng, Regal Fair Holdings Limited and Sky Success Venture Holdings Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

PARTNERS:  Pierre-Luc Arsenault1 | Lai Yi Chau | Henry M.C. Cheng3 | Justin M. Dolling3 | David Patrick Eich3# | Liu Gan | Damian C. Jacobs3 | Wing Lau3 | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning3 | Kelly Naphtali | Nicholas A. Norris3 | Jamii Quoc | Jesse D. Sheley | Qiuning Sun1 | Dominic W.L. Tsun1,3 | Li Chien Wong | David Yun3

REGISTERED FOREIGN LAWYERS:  Damien Coles3 | David M. Irvine3 | Benjamin W. James2 | Xiaoxi Lin1 | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd3 | Xuesen Tai1 | Huimin Tang1 | David Zhang1

ADMITTED IN:  1 State of New York (U.S.A.); 2 State of Texas (U.S.A.); 3 England and Wales; # non-resident

Beijing Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C

February 25, 2016 Page 2

Schedule 13E-3

1.	We note that Messrs. Jinjing Hong and Lipeng Deng are joint owners along with Messrs. Zhiyun Peng and Zhiyong Hong of Sky Success and that Sky Success is a Rollover Shareholder and part of the Buyer Group. Disclosure on page 2 of the proxy statement indicates that Sky Success is jointly controlled by each of these 4 individuals. We also note that Mr. Tim T. Gong is a Voting Shareholder and listed in the table on page 92 of the proxy statement as being beneficial holder of shares held by SIG China, one of the Rollover Shareholders. In addition, we note that SIG China not only signed the Rollover Agreement and Voting Agreement but also provided a limited guarantee for the performance of Parent and Merger Sub under the Merger Agreement and is included in the table on page 46 in what appears to be disclosure attempting to respond to Instruction 3 to Item 1013(d) of Regulation M-A. Please advise why Messrs. Jinjing Hong, Lipeng Deng, Tim T. Gong and SIG China are not affiliates of the Company engaged in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule 13E-3 signature page and included as filing persons. We may have further comment.

In response to the Staff’s comment, the Company has revised the Schedule 13E-3 to include Messrs. Jinjing Hong and Liping Deng as filing persons of the Schedule 13E-3.

The Company respectfully advises the Staff that SIG China, Mr. Gong and the filing persons continue to believe that neither Mr. Gong nor SIG China should be viewed as affiliates of the Company engaged in the transaction pursuant to Rule 13e-3 and, therefore, as filing persons of the Schedule 13E-3. They have not, therefore, been included as filing persons of the revised Schedule 13E-3.

With respect to Mr. Gong, while he signed the Voting Agreement with respect to the ordinary shares of the Company that he owns personally, he does not have voting or investment power over any shares beneficially owned by SIG China. Accordingly, the disclosure on pages 92 and 93 of the Revised Proxy Statement has been revised to make it clear that Mr. Gong does not have beneficial ownership with respect to ordinary shares of the Company held by SIG China.

In addition, Mr. Gong will not hold any equity securities of the surviving company or Parent, or otherwise have control over the surviving company or Parent, following completion of the transaction. While Mr. Gong may be invited to serve as a director of the surviving company or Parent, neither he nor SIG China has any contractual right in this regard, and any such invitation to serve will be controlled by Parent’s controlling shareholders.

With respect to SIG China, it is neither an affiliate of the Company or of the surviving company or Parent, nor engaged in the Rule 13e-3 transaction. SIG China and the filing persons are aware of the SEC Staff’s view reflected in its Rule 13e-3 Compliance and Disclosure Interpretations (“CDIs”) and believe that the facts and circumstances at issue here do not result in SIG China being an affiliate engaged in the transaction for purposes of Rule 13e-3.

February 25, 2016 Page 3

SIG China is, and will continue to be, a passive financial investor in the business of the Company. Moreover, it has not played any business role in this transaction.

While Mr. Gong is employed by a SIG-related entity, he is not serving as a director of the Company pursuant to any contractual right held by SIG China for him to be nominated or elected a director of the Company. Further, SIG China’s current 11.11% ownership interest in the Company does not give it the right or ability to control the Company, and SIG China has no other contracts, arrangements, or understandings that would give it such control.

Although SIG China’s percentage of equity ownership interest in Parent will increase after the transaction to approximately 16.12%, that increase will result solely because of the Company shares that will be cancelled in the transaction in exchange for the merger consideration. SIG China is not acquiring additional shares of Parent in the transaction, and it has no contractual right to do so.

In addition, SIG China will not play any role in the management, and does not have any rights to nominate or elect any director to the board of directors, of the surviving company or Parent following completion of the merger. As was the case with the Company, SIG China will have no contracts, arrangements, or understanding that will give it control of the surviving company or Parent. Significantly, SIG China’s approximately 16.12% equity ownership interest in Parent after the transaction will not even give it any consultative, let alone veto, rights over any fundamental decisions with respect to the surviving company or Parent, and certainly no control over the day-to-day management decisions at the surviving company or Parent. As noted above, SIG China will simply remain a passive financial investor in Parent, as it currently is in the Company.

SIG China is also not engaged in the transaction within the meaning of Rule 13e-3 and the Staff’s CDIs. SIG China played no role whatsoever in conceiving, planning, or pursuing the transaction, and SIG China does not expect to, and will not, receive any special treatment in the transaction, other than the fact that it was invited to roll over its equity into Parent and, thus, remain a passive investor in the business of the Company. SIG China was invited to remain an investor by affiliates of the Company engaged in the transaction for liquidity reasons so that they would have to finance the buyout of fewer shares of the Company in the merger. SIG China accepted the invitation to remain an investor in the business of the Company in order to maintain its passive investment.

February 25, 2016 Page 4

In that regard, the disclosures relating to SIG China included in the table on page 46 of the draft proxy statement have been clarified in the Revised Proxy Statement. We are mindful of the fact that Instruction 3 to Item 1013(d) of Regulation M-A requires the disclosure of the effects of the Rule 13e-3 transaction on filing affiliates’ interests in the net book value and net earnings of the subject company. SIG China is not, for the reasons indicated, such a filing affiliate engaged in the Rule 13e-3 transaction, and it therefore is not required to be included in the table. For the sake of completeness, however, the Revised Proxy Statement does disclose SIG China’s percentage equity ownership interest in the Company before the transaction, and in Parent after the transaction.

As a condition to SIG China’s maintaining its passive investment in the business of the Company, those engaged in the transaction required that SIG China agree to both the Voting Agreement and the limited guarantee set forth in Annex F to the Merger Agreement. Significantly, both agreements are intended to cause SIG China to support the consummation of the transaction as a condition to its participation in the Rollover Agreement, and neither agreement provides SIG China with any rights or obligations with respect to the surviving company or Parent after the consummation of the merger.

The Voting Agreement relates only to the Company shareholder vote to approve the merger. In that regard, it is similar to any other voting agreement entered into by target company shareholders to enable a merger to proceed with some certainty. The Voting Agreement in no way relates to the surviving company or Parent, or SIG China’s equity ownership in Parent after the transaction, as noted above.

The limited guarantee is just that – limited. Once again, in order to induce the Company to enter into the Merger Agreement and provide certainty for the Company’s shareholders, the limited guarantee provides that all Rollover Shareholders, including SIG China, are guaranteeing their proportional amount of any break-up fee or expenses incurred by the Company that Parent and Merger Sub would owe under the Merger Agreement should the merger not be consummated. The limited guarantee has nothing to do with guaranteeing any obligations of the surviving company or Parent after the merger is consummated: It does not provide any operating or credit support for the ongoing business of the Company, or otherwise provide for any degree of participation of SIG China in the management or affairs of the surviving company or Parent, after the merger. Instead, SIG China’s limited guarantee ends when the merger is consummated.

February 25, 2016 Page 5

For these reasons, we do not believe that Mr. Gong or SIG China is an affiliate engaged in the Rule 13e-3 transaction. Therefore, they have not been included as filing persons of the Schedule 13E-3.

2.	Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding comment. For example, please provide the information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comment. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M- A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

In response to the Staff’s comment, the Company has revised the disclosure in Schedule 13E-3 and the Revised Proxy Statement to include the information required by Schedule 13E-3 and its instructions for the filing persons added in response to the Staff’s comment 1.

Exhibit 99(a)(1) - Preliminary Proxy Statement

Background of the Merger, page 21

3.	We note that pursuant to section 1.2 of the Voting Agreement, each Shareholder (as defined therein) irrevocably appointed Parent as his, her or its proxy and attorney-in-fact to vote or cause to be voted the Securities in accordance with Section 1.1 of the Voting Agreement. If a voting agreement confers the power to vote securities pursuant to a bona fide irrevocable proxy, the person to whom voting power has been granted becomes a beneficial owner of the securities under Rule 13d-3. Refer to Question 105.06 of the Compliance and Disclosure Interpretations for Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting. Please advise why Parent believes it is in compliance with its obligations under Regulation 13D-G.

The Company respectfully advises the Staff that the Company has been informed that Parent does not believe it incurred a Schedule 13D filing obligation when it entered into the Voting Agreement with the Shareholders (as defined therein). While Parent agrees that the power to vote securities pursuant to a bona fide irrevocable proxy creates beneficial ownership, Parent believes it is also the Staff’s position that the power to vote securities on extraordinary corporate matters, such as mergers, but not on ordinary corporate matters, such as the election of directors, would not create beneficial ownership. Cf. Example 5 in Securities Exchange Act Release No. 13291 (February 24, 1977). In this regard, the voting proxy provided in Section 1.2 of the Voting Agreement confers the power to vote the Shareholders’ securities on the authorization and approval of the Merger Agreement and other related matters specified in Section 1.1, but not on any ordinary corporate matters such as the election of directors. Therefore, the Company respectfully advises the Staff that as the Company understands from Parent, Parent believes that this particular proxy granted to Parent would not constitute “beneficial ownership” for Parent under Rule 13d-3.

February 25, 2016 Page 6

Reasons for the Merger…, page 24

4.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Board do not appear to include the factors described in clauses (ii), (vi) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant. For example, the reference to prices in the second to last bullet point on page 24 does not appear to reference prices for any periods prior to August 13, 2015 and the reference to “historical prices” on page 28 only indicates that the Board “considered the ‘historical market prices’ of the ADSs without any additional detail. As another example, while firm offers received by other parties is referenced on page 47 under the caption “Alternatives,” clause (viii) of Instruction 2 to Item 1014 is not discussed in the context of the Board’s fairness determination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 25 and 28 of the Revised Proxy Statement.

5.	Similarly, the preceding comment applies to the fairness determination of the Buyer Group with respect to clause (vi) of Instruction 2 to Item 1014 and Item 1014(c). With respect to clause (vi), please note that the Item 1014 requires the Buyer Group to discuss whether the consideration offered in the going-private transaction constitutes fair value in relation to purchase prices paid by Sky Success. The reference to “purchases made by Sky Success” on page 31 does not fulfill this requirement. In addition, if the procedural safeguard in Item 1014(c) was not considered, please explain why the Buyer Group believes the proposed merger is procedurally fair in the absence of such safeguard. If the Buyer Group based their fairness determination on the analysis and discussion of these factors undertaken by the Special Committee and the Board, then the Buyer Group must expressly adopt the analysis and discussion as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure regarding the fairness determination of the Buyer Group on pages 29, 30 and 31 of the Revised Proxy Statement.

February 25, 2016 Page 7

6.	Please remove the phrase “arms-length” when referring to the negotiations between the Buyer Group and the Special Committee on page 30. References to arms-length negotiations are inappropriate in a going private transaction by affiliates.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Revised Proxy Statement to remove the reference to the negotiations between the Buyer Group and the Special Committee as “arms-length.”

Certain Financial Projections, page 32

7.	Disclosure in the last paragraph on page 32 indicates that the projections were based on numerous assumptions and estimates of future events. Please disclose these assumptions and estimates.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Revised Proxy Statement to disclose the assumptions and estimates on which the projections were based.

Opinion of the Special Committee’s Financial Advisor, page 34

8.	Disclosure on page 36 indicates that in Duff & Phelps’ analysis and in connection with the preparation of the opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters. Please disclose these assumptions.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Revised Proxy Statement.

9.	We note that page B-5 of Duff & Phelps written opinion indicates that the opinion “is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ written consent.” Disclose that Duff & Phelps has consented to use of the opinion in the document.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Revised Proxy Statement and page B-5 of Duff & Phelps written opinion.

February 25, 2016 Page 8

Primary Benefits and Detriments of the Merger, page 44

10.	Please supplement the table on page 46 to provide the information described in Instruction 3 of Item 1013(d) with respect to each filing person, including the individuals identified on the cover of the Schedule 13E-3.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Revised Proxy Statement to provide information with respect to each member of the Buyer Group (other than Merger Sub, which will merge with and into the subject company in the merger) in the table under “Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings.”

Financing, page 48

11.	Please provide the disclosure required by Item 1007(d).

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Revised Proxy Statement to provide the disclosure required by Item 1007(d) of Regulation M-A.

Security Ownership of Certain Beneficial Owners, page 92

12.	Refer to footnote 2 of the table. Given that Sky Success is jointly owned by the four individuals identified in the footnote, please advise why only two individuals are identified in the table itself.

In response to the Staff’s comment, the Company has revised the disclosure on pages 92 and 93 of the Revised Proxy Statement to disclose the beneficial ownership of securities of the Company by each joint owner of Sky Success.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Country Style Cooking Restaurant Chain Holding Limited, Country Style Cooking Restaurant Chain Merger Company Limited, Hong Li, Xingqiang Zhang, Zhiyun Peng, Zhiyong Hong, Jinjing Hong, Liping Deng, Regal Fair Holdings Limited and Sky Success Venture Holdings Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344, Steve Lin at (86) 10-5737-9315 or Han Gao at (852) 3761-9144.

Sincerely,

/s/ David T. Zhang

David T. Zhang

of Kirkland & Ellis

cc:	Z. Julie Gao, Esq. Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP

February 25, 2016 Page 9

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 4, 2016 with respect to the Schedule 13E-3, File No. 5-85864 (the “Schedule 13E-3”), filed on January 15, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Country Style Cooking Restaurant Chain Co., Ltd.
By:	/s/ Li-Lan Cheng
Name: Li-Lan Cheng
Title: Special Committee Chairman

Country Style Cooking Restaurant Chain Holding Limited
By:	/s/ Hong Li
Name: Hong Li
Title: Director

Country Style Cooking Restaurant Chain Merger Company Limited
By:	/s/ Hong Li
Name: Hong Li
Title: Director
Ms. Hong Li
/s/ Hong Li

February 25, 2016 Page 10

Mr. Xingqiang Zhang

/s/ Xingqiang Zhang

Mr. Zhiyun Peng

/s/ Zhiyun Peng

Mr. Zhiyong Hong

/s/ Zhiyong Hong

Mr. Jinjing Hong

/s/ Jinjing Hong

Mr. Liping Deng

/s/ Liping Deng

Regal Fair Holdings Limited

By:	/s/ Hong Li
Name: Hong Li
Title: Director
Sky Success Venture Holdings Limited
By:	/s/ Zhiyun Peng
Name: Zhiyun Peng
Title: Director